4 December 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

REED ELSEVIER PROVIDES UPDATE ON TRADING

Highlights

•

On track to deliver our target of double digit adjusted earnings per share growth* in 2003, for the third successive year

•

Continued tight control of costs

•

Further year of good progress and outperformance in Science & Medical and Legal

•

Soft markets in Education and Business holding back growth

•

Increased level of investment to accelerate future revenue growth

•

Targeting mid to high single digit growth in adjusted earnings per share* for 2004 with double digit earnings growth for 2005 and beyond

* at constant currencies

Commenting, Crispin Davis, Chief Executive Officer, said:

“I am pleased to confirm that, despite the challenging market environment, we are on track to deliver on our targets of above market revenue growth and double digit constant currency growth in earnings per share in 2003, for the third successive year.  This performance re-emphasises the fundamental strengths of our assets and of the strategy that we are pursuing.

We have set challenging but prudent goals for 2004, reflecting difficult market conditions and the priority we are giving to expanding our investment programme to accelerate revenue growth in the future. We firmly believe that this is the right course for the business at this time. Given the improving longer term outlook for our markets and the US schools adoption calendar, we fully expect to deliver double digit earnings growth in 2005 and beyond."

For further information:

Catherine May (Media)

Reed Elsevier

020 7227 5657

Sybella Stanley

Reed Elsevier

020 7227 5630

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier, and Reed Elsevier’s business plans and strategies.  Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties.  Actual results and events could differ materially from the results discussed in the forward-looking statements.  Factors which could cause or contribute to differences in results include, but are not limited to, general economic conditions and business conditions in Reed Elsevier’s markets, customers’ acceptance of its products and services, the actions of competitors, changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights, and the impact of technological change.  Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

REED ELSEVIER PROVIDES UPDATE ON TRADING

Reed Elsevier today reaffirmed that it is on track to deliver double digit adjusted earnings per share growth at constant exchange rates this year.  Strong relative performances within its markets and further cost actions are delivering this good overall result whilst funding the continuing high level of investment in the business.

The adjusted earnings per share growth, when expressed in sterling and euros, will be impacted by currency translation effects due, in particular, to the year-on-year decline of the US dollar and the strengthening of the euro.  The adjusted earnings per share growth when expressed in sterling will be a little lower, whereas the adjusted eps growth when expressed in euros is expected to be eliminated.  (Adjusted eps is stated before amortisation of goodwill and intangible assets and exceptional items.)

Reed Elsevier’s markets continue to be challenged by late cycle effects of the difficult economic conditions experienced over the last three years.  Further, the US education market is expected to decline next year, as it reaches the low point in the state textbook adoption cycle combined with continuing state budget pressures.  Despite this overall low market growth environment, Reed Elsevier is giving priority to significantly increased investment in 2004 behind new product and market initiatives to ensure strong long term revenue growth.  Reed Elsevier is therefore targeting mid to high single digit growth in adjusted earnings per share at constant currencies for 2004.  Improving revenue growth combined with continued cost efficiency is clearly targeted to deliver double digit earnings growth for 2005 and beyond.

A broadly based economic recovery can be expected to benefit Reed Elsevier’s business publishing operations first amongst its businesses, but, after three years of tight management through the unprecedented downturn, no rebound in its markets is being forecast until any such rebound takes hold.

2003 Business Performance

The performance trends in Reed Elsevier’s businesses are as follows:

Elsevier continues to perform well with sales growth accelerating in the second half with a strong medical book publishing programme and the continuing success of ScienceDirect.  In the Science & Technology business, against a background of considerable pressure on institutional budgets, good growth is being achieved through sales of electronic journal products, including back files and subject collections, although there has been some softness in software sales to the pharmaceutical sector.  Subscription renewals remain strong and usage of ScienceDirect has doubled versus a year ago.  ScienceDirect now has 5 million research articles.  In Health Sciences, book sales are seeing good growth with a strong publishing programme and increased demand from the healthcare professions.  Medical journals are also growing well with strong advertising sales and other commercial revenues.

LexisNexis has continued to perform satisfactorily in markets that are seeing limited growth due to the effects of the economic slowdown on customers.  Investments in content, new product features and online services are stimulating revenue growth.  In US legal markets, LexisNexis continues the positive revenue momentum seen in the first half and is expected to perform ahead of the market.  In corporate and federal markets, as in the first half, strong growth in risk solutions is compensating for the weaker market in corporate business information.  The LexisNexis international businesses are performing satisfactorily, with significant investment in new products and strongly growing online sales.  The recent acquisitions of the Dolan Media risk management business and Applied Discovery are performing well and are being integrated within the business.

Harcourt Education has had a relatively stronger second half in markets that have continued to be affected by funding pressures and, in the US, by a weak adoption calendar.  The Harcourt US K-12 schools business is expected once again to take a leading share of available state adoption revenues.  Growth in backlist sales and in open territories has also been good.  Overall revenues have however been held back by weakness in the supplemental business ahead of new publishing that addresses federally funded programmes, and the previously announced loss of the California state testing contract.  Harcourt Assessment is, however, performing well in continuing business, with strong new publishing and significant state testing contract wins, which will benefit 2004.  Outside the US, Harcourt International has continued to be held back by the hiatus this year in UK schools funding.

Reed Business has continued to face difficult advertising markets and, although there has been a slowdown in the rate of decline in the US and the UK, a real recovery has yet to be seen.  Reed Business has continued to focus successfully on building market share, improving yields and managing costs.  Advertising volumes have shown further declines overall, particularly in continental Europe; these have not been fully compensated by strongly growing online sales (now representing approximately 10% of the business) and further market share gains and improving yields.  In the US, the entertainment sector is performing well, however, industrial sectors, such as manufacturing and electronics, remain depressed.  In the UK, whilst some stabilisation in recruitment advertising is emerging, display markets are still weak.  Continental European advertising markets continue to decline, particularly in the Netherlands where the economy is very depressed.  Reed Exhibitions remains resilient in difficult markets although revenues will be lower this year due to the net cycling out of non-annual shows.

Outlook

Turning to the outlook for 2004, Reed Elsevier has taken the decision, against a difficult market background, to expand its investment programme by more than $50 million to help ensure accelerated longer term revenue growth.  It is, therefore, targeting mid to high single digit adjusted earnings per share growth at constant currencies in 2004, and above market revenue growth.  Reed Elsevier expects to deliver on its long term targets of above market revenue growth and double digit adjusted eps growth in 2005 and beyond as its markets benefit from improved economic conditions and the US schools adoption calendar recovers.

Elsevier should again perform well next year.  The 2004 subscription renewals process is progressing satisfactorily, driven by the strength of the products and the greater utility of ScienceDirect.  The Health Sciences books programme is expected, again, to go well.  Further cost efficiencies will help fund substantial increased investment in online products and new navigational services.

There has been much written recently on scientific journal business models.  We remain firmly of the view that, whilst the market will always accommodate a variety of different initiatives and funding approaches, subscription based journal publishing is the most effective and efficient way to deliver to researchers a huge volume of high quality, peer reviewed research through increasingly sophisticated online delivery and navigational tools that require substantial investment.

LexisNexis is expected to have another satisfactory year in 2004, despite no overall improvement in its markets being anticipated.  Growth will be helped by further development of online research services and from the investments made in faster growing contiguous markets, such as in risk management and legal tools beyond core research.  2004 will see further major product initiatives across all markets including the roll out of the new global online delivery platform in a number of countries.

Harcourt Education is expected to have a broadly flat year in 2004, which sees the last year and low point in a three year trough in the adoptions cycle combined with continuing state budget pressures.  Harcourt expects to perform well in the new 2004 adoptions.  2005 and 2006 should see significant market growth given the much stronger adoption calendar and Harcourt should be well placed to perform strongly.  The Assessment business will benefit from significant recent wins of state educational testing contracts and the International business is expected to recover from the exceptional schools funding constraints seen in the UK this year.  Harcourt is continuing to expand investment in emerging e-learning opportunities, most particularly in classroom based interim assessment.

Reed Business is not budgeting for any real recovery in its markets in 2004 and continues to take cost actions to protect margins whilst increasing investment in online services.  Further share growth, yield improvement and good growth in online sales are targeted; however, these are not expected to fully offset year on year decline in advertising volumes, particularly in continental Europe.  Some growth is expected in the exhibitions business, principally from the net cycling in of non-annual shows.

Although Reed Business is not yet budgeting for any real upturn in its markets, if an economic recovery really does take hold and becomes more broadly based, then Reed Business should recover quickly, most immediately in its advertising revenues.  Given the dramatic improvements made in operational efficiency over the last three years, the flow through to increased profitability will be strong.

The Reed Elsevier Preliminary Statement on the 2003 financial year will be issued on 19 February 2004.